UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 7)

OPTIMAL GROUP INC.
(Name of Subject Company (Issuer))
7293411 CANADA INC. (OFFEROR)
RICHARD YANOFSKY
PETER YANOFSKY
ERIC LAU TUNG CHING
FRANCIS CHOI
(Names of Filing Persons)
Class “A” Shares
(Title of Class of Securities)
68388R208
(CUSIP Number of Class of Securities)
Richard Yanofsky
770 Sherbrooke Street West, Suite 1700
Montréal, Québec, H3A 1G1
514.738.2079
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Charles R. Spector
Fraser Milner Casgrain LLP
1 Place Ville-Marie, 39th Floor
Montréal (Québec) H3B 4M7
(514) 878-8800
This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☑	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$11,477,681(1)	$819(2)
(1) Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $2.40 (i.e., the per share price) and (ii) 4,782,367, the maximum number of Class “A” shares of Optimal Group Inc. that may be acquired. Such number of Shares represents the 5,148,735 Shares outstanding as of March 17, 2010 and 191,400 shares of Optimal Group Inc. Class “A” shares issuable upon the exercise of outstanding options and warrants, less the 405,576 Class “A” shares and 152,192 shares issuable upon the exercise of warrants already beneficially owned by 7293411 Canada Inc., its joint actors and its affiliates and associates.
(2) The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #3 for Fiscal Year 2010, issued October 30, 2009.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $819	Filing Party: 7293411 Canada Inc.
Form or Registration No.: Schedule T0-T	Date Filed: March 31, 2010
EXPLANATORY NOTE
This Amendment No. 7 amends Amendment No. 6 to the Rule 13E-3 Transaction Statement filed on March 31, 2010 with the Securities and Exchange Commission by including the last two items on the cover page and indicating that Amendment No. 7 is the final amendment. Other than with respect to the new items on the cover page, no additional changes have been made to amendment 6.

RULE 13E-3 TRANSACTION STATEMENT
This Amendment No. 7 amends and supplements the Rule 13E-3 Transaction Statement (as amended, this “Transaction Statement”) filed on March 31, 2010 with the Securities and Exchange Commission (“SEC”). This Amendment No. 7 is being filed on behalf of 7293411 Canada Inc., a corporation incorporated under the laws of Canada (“Offeror”), Richard Yanofsky, Peter Yanofsky, Eric Lau Tung Ching and Francis Choi (collectively, the “Filing Persons”).

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7293411 CANADA INC.

/s/ Richard Yanofsky
By: Richard Yanofsky
Title: President
Date: September 20, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Richard Yanofsky
Richard Yanofsky

Date: September 20, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Peter Yanofsky
Peter Yanofsky

Date: September 20, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Eric Lau Tung Ching
Eric Lau Tung Ching

Date: September 20, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Francis Choi
Francis Choi

Date: September 20, 2010

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